SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated July, 2009.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom

CGI REPORTS SEQUENTIAL REVENUE GROWTH
AND SIGNS $1.06 BILLION IN NEW CONTRACTS DURING Q3-2009
Delivers EPS of $0.75 and cash per share of $1.41 during last nine months

Q3-2009 year-over-year highlights:
•	Revenue of $950.4 million;
•	Bookings of $1.06 billion, up 7.4%;
•	Adjusted EBIT of $113.1 million, up 1.8%;
•	Adjusted EBIT margin of 11.9%, up from 11.7%;
•	Net earnings of $76.5 million;
•	Net earnings margin of 8.1%;
•	EPS of 25 cents, up 4.2%;
•	Cash generated from continuing operating activities of $170.9 million, up 61.4%;
•	Backlog of $11.8 billion.

Note: All figures are in Canadian dollars. Q3-2009 MD&A, financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, Quebec, July 29, 2009 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2009 third quarter revenue today of $950.4 million compared with $950.5 million in Q3-2008 and $948.3 million in Q2-2009, representing sequential growth of 2.7% at constant currency. During the quarter, 43% of global revenue was generated outside of Canada, up from 37% in the same quarter last year, in line with the Company’s business strategy.

Adjusted EBIT in the third quarter of 2009 was $113.1 million, or 11.9% of revenue, compared with $111.1 or 11.7% of revenue in the third quarter of 2008.

Earnings from continuing operations in Q3-2009 were $76.5 million or 8.1% of revenue generating diluted earnings per share of 25 cents. This compares with Q3-2008 earnings from continuing operations of $71.0 million or 7.5% of revenue, representing diluted earnings per share of 22 cents when excluding a $10.8 million one-time tax benefit.

The Company generated $170.9 million in cash from its continuing operating activities, or 18.0% of revenue. In the first nine months of fiscal 2009, CGI has generated $437.8 million in cash from continuing operating activities or 15.1% of revenue representing an improvement of $165.1 million from the first nine months of fiscal 2008.

At the end of the fiscal third quarter, the Company had access to liquidity of more than $1.6 billion, including $272.0 million in cash and an undrawn $1.35 billion under its line of credit secured through 2012. Debt repayments in the first nine months of fiscal 2009 totaled $271.2 million, leaving net debt at the end of the third quarter at $15.9 million for a net debt to capitalization ratio of 0.6%, significantly improved from 15.6% in Q3-2008.

Under its Normal Course Issuer Bid, the Company bought back 3.15 million shares during the quarter for a total investment of $32.1 million. Under the current program, running until February 2010, the Company is authorized to purchase an additional 23.6 million shares.

In millions of Canadian dollars except EPS and when noted
	Q3 F2009	Q3 F2008	YTD F2009	YTD F2008
Revenue	950.4	950.5	2,899.1	2,776.7
Adjusted EBIT Margin	113.1 11.9%	111.1 11.7%	334.6 11.5%	325.2 11.7%
Net Earnings	76.5	78.0	233.9	219.5
Margin	8.1%	8.2%	8.1%	7.9%
Earnings per share (diluted)	0.25	0.24	0.75	0.67
Cash provided by continuing operating activities	170.9	105.9	437.8	272.7
Weighted average number of outstanding shares (diluted)	311,500,173	320,745,197	311,223,342	325,850,193
Interest on long-term debt	3.5	6.4	15.5	20.9
Net debt	15.9	368.7	15.9	368.7
Net debt to capitalization ratio	0.6%	15.6%	0.6%	15.6%
Days of sales outstanding (DSO)	41	48	41	48
Bookings	1,059	986	3,510	3,163
Backlog	11,772	11,638	11,772	11,638

During the quarter, the Company booked $1.06 billion in new contract wins or 111% of revenue, primarily in the government and healthcare as well as financial services verticals. This represents an improvement of 7.4% from Q3-2008 and brings the value of CGI’s signed contracts over the last twelve months to $4.5 billion, or 117% of revenue. At the end of June 2009, the Company’s order backlog stood at $11.8 billion or 3.1 times annual revenue.

“Our primary focus remains on helping clients through these challenging market conditions,” said Michael E. Roach, President and Chief Executive Officer. “Our growing sales funnel, strong contract bookings and a gradual increase in our systems integration and consulting business provide continued optimism with respect to increasing growth opportunities in future quarters.”

“Our financial performance remains strong enabling us to reduce our net debt to $15.9 million and to increase our participation in our share purchase program at a time when IT services firms are trading at very attractive valuations,” concluded Roach.

Third Quarter F2009 Results Conference Call
Management will host a conference call to discuss results at 9:00 a.m. Eastern time this morning. Participants may access the call by dialing (866) 223-7781 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.

About CGI
Founded in 1976, CGI is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals in over 100 offices across 16 countries. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently $3.8 billion and as at June 30, 2009, its order backlog was $11.8 billion. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

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Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

In addition, cash per share is defined as cash provided by continuing operating activities over the weighted average number of diluted shares outstanding at the end of a given period.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Lorne Gorber
Vice-President
Global Communications and Investor Relations
514-841-3355
lorne.gorber@cgi.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: July 29, 2009	By /s/ Beniot Dubé
Name: Beniot Dubé Title: Vice-President, Corporate Legal Affiairs